Exhibit 99.1

AVG Acquires Privax a Global Leader in Personal Privacy Solutions

Company continues to expand security portfolio for mobile and desktop customers

AMSTERDAM – May 6, 2015 – AVG® Technologies N.V. (NYSE: AVG), the online security company™ for more than 200 million monthly active users, today announced the acquisition of Privax, a leading global provider of desktop and mobile privacy services for consumers. With the acquisition, AVG will add Privax’s HMA! Pro VPN, to its existing portfolio of security software and services that will be immediately made available to AVG’s global customer base.

Privax has more than 250,000 paying subscribers worldwide using its VPN encryption service, while its popular free web-based browser proxy service regularly attracts a global audience of over eight million unique visitors per month. The acquisition of Privax further strengthens AVG’s expanding mobile security offerings by providing a proven, privacy subscription service that is available immediately and will also be integrated into future AVG products including AVG Zen.

“Privacy is the new currency of the digital era, particularly as the Internet population is expected to double over the next five years,” said Gary Kovacs, Chief Executive Officer, AVG Technologies. “As we connect through more and more devices, our privacy is becoming increasingly violated. At AVG, we fundamentally believe that it is a user’s choice of how and when to share their private information. With this acquisition, we will immediately be able to provide new and innovative privacy and security services to hundreds of millions of users world-wide.”

Privax leading solutions will continue to be made available directly from Privax and additionally with our proven track record we will distribute through AVG’s consumer and SMB channels.

“Our mission at HMA! has always been to be the go-to tool for anyone who wants to surf the web freely, privately and securely. I’m incredibly proud that our service has done just that, and has been used by tens of millions of people all over the world,” said Jack Cator, Founder and Chief Executive Officer, Privax. “We are thrilled to be teaming up with AVG Technologies to help us accelerate our ambition to be the biggest and best VPN service in the world.”

Under the terms of the agreement, AVG paid $40 million and will pay up to an additional $20 million in cash consideration one year after closing based on the achievement of certain performance metrics and milestones. AVG will present additional financial details at the upcoming Analyst day at the NYSE on May 12th.

About AVG Technologies (NYSE: AVG)

AVG is the online security company providing leading software and services to secure devices, data and people. AVG’s award winning technology is delivered to over 200 million monthly active users world-wide. AVG’s Consumer portfolio includes internet security, performance optimization, and personal privacy and identity protection for mobile devices and desktops. The AVG Business portfolio - delivered by managed service providers, VARs and resellers - offers IT administration, control and reporting, integrated security, and mobile device management that simplify and protect businesses.

All trademarks are the property of their respective owners.

www.avg.com

Contacts:

Investor Relations:
US: Bonnie Mc Bride	Europe: Camelia Isaic
Tel: + 1 415 806 0385	Tel: +420 702 205 848
Email: bonnie.mcbride@avg.com	Email: camelia.isaic@avg.com
IR team email: ir@avg.com

Media Relations:
US: Deanna Contreras	Rest of World: Stephanie Kane
Tel: +1 415 371 2001	Tel: + 44 7817 631016
Email: Deanna.Contreras@avg.com	Email: stephanie.kane@avg.com

Press information: http://now.avg.com

Keep in touch with AVG